OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

FireBot, Inc.

8816 Hampton Station Ct
Lorton, VA 22079

www.firebotsuppression.com



90 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 972 shares of Class B Non-Voting Common Stock ($106,920)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 90 shares of Class B Non-Voting Common Stock ($9,900)

Company	FireBot, Inc.
Corporate Address	8816 Hampton Station Ct Lorton Va 22079
Description of Business	Manufacturer of stovetop fire suppression system
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$110
Minimum Investment Amount (per investor)	$110

The 10% Bonus for StartEngine Shareholders

FireBot, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Non-Voting Common Stock at $110 / share, you will receive 1 Class B Non-Voting Common Stock bonus shares, meaning you'll own 11 shares for $1,100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct

the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The company is the maker of the FireBot, a low-cost device that will automatically activate in case of a fire to properly extinguish a stovetop fire to prevent damage. FireBot is a patented battery operated device with a 3-year life that can both warn and extinguish a fire automatically. Mounted above kitchen stovetops out of sight in the range hood, FireBot waits until it reads an abnormally high temperature that signals an out of control stovetop fire. Upon activation, it sprays fire suppressant to extinguish the fire (even a grease fire) on all four burners. At the same time it activates an audible warning alarm. Firebot will manufacture and sell FireBots to all who need a fire suppression device to end stovetop fires.

Sales, Supply Chain & Customer Base

FireBot Inc. has component sources already selected to mass-produce FireBot. We are working with several to modify their products to fit our specific needs, Thus the funds for development. We have asked each of our 20 or so vendor sources if our initial order of 10,000 were made would they be able to fulfill quantities. They all said they would welcome and be able to comply. Once ordered components would be sent to Harbor Design and Manufacturing in Baltimore which is under contract for assembling, packaging and shipping.

Competition

Firestop (https://stovetopfirestop.com/) is the trade name of a competitor product. It uses baking soda in a canister dispersed by an explosive device that ignites when the fire lights a fuse, fire and smoke damage will occur before the fire gets big enough to lite the fuse. It has many shortcomings compared to our product FireBot. Admitted by them, unreliable in their effectiveness, it cannot pass UL300A based on their design. The difference is once the baking soda is dispersed it may not put out the grease fire and reigniting might occur of the fire. Another problem it has been demonstrated their product can actually splash or spread the stovetop fire Causing damage. Our product is designed to pass UL300A and will keep a fire out for 5 minutes making it superior to theirs. Our cost is similar so we hope FireBot will be the logical and effective solution.

The other competitor is a paired down version of a commercial type system. They are very expensive and they work but cost $2000 - $6000. Highly effective in commercial

use but cost prohibitive for residential use. FireBot is designed to retail at $165

Liabilities and Litigation

FireBot, Inc. is currently not involved with any litigation. The only liability FireBot has is the $44,452 advanced to the company by the President, Mark Baldino. This advance is due on demand and carries no interest.

The team

Officers and directors

Mark Baldino	President, Treasurer, Director, and Co-founder
Pat Riordan	Vice President, Secretary, Director, and Co-founder

Mark Baldino
Mark Baldino is the inventor and President of FireBot since September 6, 2017. He has also served since 1992 as President of Baldino's Electronic Security and Vice President of Baldino's Lock and Key, regional locksmith and security companies serving the DC, Baltimore metro areas with 15 locations and 85 employees and yearly revenue of over 10 million dollars. Mark graduated from Virginia Tech where he ran varsity X-Country and Track and Field all four years. He is married with 3 children. He has been a director of Firebot since September 6, 2017.

Pat Riordan
Acting as Mark's right-hand man, Pat has many responsibilities as a co-founder of FireBot. A web developer by trade, Pat is focused primarily on FireBot's web presence and marketing strategies. Pat brings over a decade of experience across a wide spectrum of technical specialties, ranging from software development to electronics design to SEO, and is an invaluable asset. Pat has been employed by Baldino's Lock and Key, Inc., a locksmith and security company, as a Web Developer, from March 2010 to the present, and has also been working for FireBot as VP, Secretary, and Director since September 6, 2017. Pat holds a Bachelor of Science degree in Computer and Information Science from the University of Maryland University College.

Number of Employees: 2

Related party transactions

The Company's Chief Executive Officer ("CEO") expended $31,209 prior to formal incorporation of the Company for start-up costs, legal, prototype development, website development, and travel. A liability has been assumed for these advances which have been included in the accompanying balance sheet as of Inception. The liability is due on demand and carries no interest. Subsequent to Inception, the CEO advanced an additional $13,243 to the Company. This advance is also due on demand and carries no interest.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a brand-new company.** FireBot has no history, no clients, no revenues. If you are investing in this company, it's because you think this is a good idea, that the company can execute it better than the competition, that it can price it right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen.

- **No-one is warranting the accuracy of the information.** The information presented by the company may be inaccurate, innocently or deliberately. In some cases, if the company has made a misleading representation, you may be able to sue, but that may be pointless because it's unlikely to have any assets. No-one has made any independent investigation (apart from the limited items that are checked by CrowdCheck) and no-one is warranting that the information provided by the company is correct. If you don't think you can assess for yourself whether you've got the information you need or whether it's correct, walk away.

- **The company is a development-stage company.** FireBot was formed in 2017 and has not made any sales. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. FireBot's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. FireBot will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

- **The company depends on one primary product.** The company's primary product is the FireBot, a self-contained fire-suppression unit. Although it is developing other products, the company's survival in the near term depends upon being able to sell the FireBot to sufficient customers to make a profit. The company does not yet have a customer base and the company will only succeed if it can attract customers for its primary product.

- **The company depends on a small management team** The company depends on the skill and experience of two individuals, Mark Baldino and Patrick Riordan. Each has a different skill set. If the company is not able to call upon one of these people for any reason, its operations and development could be harmed.

- **The company is controlled by its officers and directors.** The company's officers and directors currently hold all of the company's voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

- **There is no current market for the Common Stock.** There is no formal marketplace for the resale of the Common Stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since the company

has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Even if the company becomes quoted on an over-the-counter market, there may not be frequent trading and therefore no current price for the Common Stock.

- **The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.** We depend upon timely availability of adequate working capital in order to meet the objectives of our technology development and business plans. We estimate that the additional externally-generated equity investment will allow for the company to achieve self-sustaining positive cash flow and currently plan that this funding will be provided by the proceeds of this offering, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that the company will sell the maximum number of shares offered in this private placement, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

- **The company is introducing a new product to the market.** It is anticipated that the company will initially sustain operating losses. Its ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

- **The company has a short operating history.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future, some of which may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **The company initially plans on retaining cash to fund its operations.** There can be no assurance with respect to the amount and timing of dividends to the company's shareholders, or that they will ever be made. The company initially intends to retain cash from its operations to fund the development and growth of its business.

- **Ability to adapt** The potential markets for products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **Intellectual property** The company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection for its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any company - related patents will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

- **Projections** Projected financial data is included in this Offering Memorandum; projections are frequently inaccurate. We include projected financial data in our discussion of financial condition of the company. Those projected results will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer

acceptance of our service, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mark Baldino, 80.0% ownership, Class A Voting
- Pat Riordan, 20.0% ownership, Class A Voting

Classes of securities

- Class A Voting Common Stock: 20,000

  Voting Rights of Class A Voting Common Stock

  Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

  Dividend Rights

  Holders of our Class A Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Class A Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

- Class B Non-Voting Common Stock: 0

  Voting Rights *(of this security)*

  Holders of Class B Non-Voting Common Stock do not have the right to vote on matters presented to the shareholders for vote except as required by law.

  Dividend Rights *(include if applicable)*

  Holders of our Class B Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on

our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

What it means to be a Minority Holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founder along with a one other shareholder. As a result, these individuals collectively have the ability to make all major decisions regarding the company. As an investor in Class B Non-Voting Common Stock of the company, you will not have any right to vote in regards to the corporate actions of the company, including issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to

venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

Further dilution may result from the issuance of additional equity pursuant to the terms of the SAFEs, discussed above.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of FireBot, which we do not anticipate occurring until August, 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business until the first 10,000 units are manufactured and sold, at which point we anticipate being profitable.

Financial Milestones

The final manufacture, marketing, and sales efforts for the FireBot product have yet to begin. With the funds from this offering, FireBot, Inc. hopes to achieve UL300A certification by May 2018 and finish production of the first 10,000 units by June 2018. FireBot, Inc. hopes to sell the first 10,000 units and achieved profitability by August 2018, providing the company with approximately $1.2 million in gross profit.

Liquidity and Capital Resources

FireBot, as of September 2017, has no cash on hand.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

We anticipate that the proceeds of this offering will provide sufficient capital for FireBot to manufacture and market the first 10,000 FireBot units and to continue to develop the FireBot product. If more working capital money is needed to fund inventory, we may consider future Regulation Crowdfunding financing. Mark Baldino, FireBot's President, can provide Approximately $1,000 per month to continue operations until the company attains profitability.

Indebtedness

The President, Mark Baldino, has advanced the company a total of $44,452. This advance carries no interest and is due on demand.

Recent offerings of securities

None

Valuation

$2,200,000.00

The company determined the valuation of the company at $2,200,000, with a $110.00 price per share of Class A Voting (20,000 shares issued and outstanding) and Class B Non-Voting Common Stock (0 shares issued and outstanding) in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

USE OF PROCEEDS

We are seeking to raise up to $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise under Regulation Crowdfunding of $9,900. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised.

If we raise less than the oversubscription amount and raise only the target amount of $9,900, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to StartEngine), will be approximately $9,300. We will use the proceeds from the Offering as follows:

	Percent (%)	Dollar Amount
Product Development	75%	$6,980
Operating Expenses	25%	$2,327
Total Expenses	100%	$9,306

If we raise the oversubscription amount of $107,000, the net proceeds of this offering to the issuer. We will use the proceeds from the Offering as follows:

	Dollar Amount
Product Development	$35000
UL Labs Certification	$60000
Legal Fees and Patents	$11920
Total Expenses	$106,920

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The company does not anticipate any irregular use of proceeds from this offering.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Compliance failure

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Annual Report

The company will make annual reports available at www.firebotsuppression.com/investors, which will be posted within 120 days after the end of each fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FireBot, Inc.

[See attached]

I, _MARK BALDINO_ (Print Name), the _CEO_ (Principal Executive Officers) of _FIREBOT INC_ (Company Name), hereby certify that the financial statements of _FIREBOT INC_ (Company Name) and notes thereto for the periods ending _1/1/2017_ (beginning date of review) and _12/31/2017_ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ _0_ ; taxable income of $ _0_ and total tax of $ _0_ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _4/30/2018_ (Date of Execution).

[signature] (Signature)

_4/30/2018_ (Title) _CEO_

_4/30/2018_ (Date)

FireBot INC

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

FireBot INC
Index to Financial Statements
(unaudited)

BALANCE SHEETS
Since Inception
(unaudited)

	09/2017
Assets	
Current Assets	$ 0
Cash	
Current Assets	0 -
Total Assets	**$ 0**
Liquidity and Stockholders' Equity	
Total liabilities	$
Commitments and contingencies	
Stockholders' equity	
[common], par value $110.00;	
30,,000 shares authorized; 20,000	
issued and outstanding as of [9/2017]	
Accumulated deficit	$31,209 -
Total stockholders' equity	
	$2,200,000-
Total liabilities and stockholders' equity	**$_$2,168,791_**

FireBot INC
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
[9/2017-12/2017]

	[09/2017]
Revenues	$ 0
Costs of Goods Sold	$ 0
Ordinary Expense	
Expense #1	$ 0
Expense #2	-
Expense #3, etc. [if no expenses, write $0]	-
Total Expenses	$ 0
Net Ordinary Income	$ 0
Net Income	$ 0

FireBot INC
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

| | [Common] | | [Type of Stock] | | | | |
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
Sept 2017]							
Contributed Capital Net Income							
December 2017	**20,000**		-	$	$	$	$2,200,000

FireBot INC
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	12/31/2018
Operating Activities	
Net Income	$ 0 -
Net cash provided by Operating Activities	$ 0 -
Financing Activities	$ 0 -
Owner Equity:	
Owner Equity:	$ 0 -
Net cash provided by Financing Activities	$ 31,209.00 -
Net cash increase for period	$ 0 -
Cash at the end of the period	$ 0 -

7

NOTE 1 – NATURE OF OPERATIONS

FireBot Inc was formed on September 2017 ("Inception") in the State of VA. The financial statements of FireBot Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lorton Virginia.

FireBot Inc is in the business of manufacturing fire suppression systems for stove top ranges

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

8

NOTE 6 – RELATED PARTY TRANSACTIONS

The only liability FireBot has is the $31,209 advanced to the company by the President, Mark Baldino. This advance is due on demand and carries no interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

FIREBOT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

as of
September 1, 2017

Together with
Independent Accountants' Review Report

dbbmckennon

Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Firebot, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Firebot, Inc.
Lorton, VA

We have reviewed the accompanying financial statements of Firebot, Inc. (the "Company"), a Virginia Corporation, which comprise the balance sheet as of September 1, 2017 ("Inception") and the related statements of operations, stockholders' deficit and cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMckennon

Newport Beach, California
December 8, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego
1

FIREBOT, INC.
BALANCE SHEET
(unaudited)

	September 1, 2017
Assets	
Current assets -	
Cash	$ -
Total assets	$ -
Liabilities and Stockholders' Deficit	
Current liabilities -	
Related party advances	31,209
Total current liabilities	31,209
Total liabilities	31,209
Commitments and contingencies (Note 4)	-
Stockholders' Deficit:	
Class A common stock	-
Class B common stock	-
Accumulated deficit	(31,209)
Total stockholders' deficit	(31,209)
Total liabilities and stockholders' deficit	$ -

See accompanying independent accountants' review report and notes to the financial statements.

FIREBOT, INC.
STATEMENT OF OPERATIONS
(unaudited)

		September 1, 2017
Revenues	$	-
Operating Expenses -		
General and administrative		-
Total operating expenses		-
Net income	$	-

See accompanying independent accountants' review report and notes to the financial statements.

3

FIREBOT, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(unaudited)

| | Class A Common Stock | | Class B Common Stock | | | Total |
| | | | | | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Deficit	Deficit
Founder shares	20,000		-	-	-	-
Liability assumed from related party for pre-incorporation costs	-	-	-	-	(31,209)	(31,209)
September 1, 2017	20,000	$ -	-	$ -	$ (31,209)	$ (31,209)

See accompanying independent accountants' review report and notes to the financial statements.

FIREBOT, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	September 1, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Assumption of related party pre-incorporation costs	$ 31,209

See accompanying independent accountants' review report and notes to the financial statements.

FIREBOT, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

FireBot, Inc. was formed on September 1, 2017 ("Inception") in the State of Virginia. The financial statements of Firebot, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lorton, VA.

FireBot, Inc. is a safety device to detect and extinguish fires. It is a low-cost device that will automatically activate to properly extinguish a stovetop fire. It is a patent pending battery operated device with a 5-year life that can both warn of a fire and extinguish a fire automatically. It is mounted above kitchen stovetops, out of sight, and in the range hood. It waits until it reads an abnormally high temperature that signals an out of control stovetop fire. Upon activation, it sprays fire suppressant to extinguish a fire on all four burners, which in turn, activates an audible warning alarm. Then, it sends a z-wave signal to turn off the electric or gas flow to the burners and notifies the owner or monitoring station of activation or low battery condition. The result is an extinguished fire that causes little or no damage.

Going Concern and Management Plans
The Company was only recently formed. We will incur significant additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
  Level 3 - Unobservable inputs which are supported by little or no market activity.

See accompanying independent accountants' review report.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: cost of materials used in the product, acceptance into the market by consumer and insurers, local government regulations, competition, consumer tastes and trends, or negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue from the sale of products when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue will be deferred in instances where the earnings process is not yet complete or provide allowances for returns as applicable once revenue producing activities begin. To date, the Company has not recognized any revenue.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Virginia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has yet to file an initial tax return.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

See accompanying independent accountants' review report.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company's Chief Executive Officer ("CEO") expended $31,209 prior to formal incorporation of the Company for start-up costs, legal, prototype development, website development, and travel. A liability has been assumed for these advances which have been included in the accompanying balance sheet as of Inception. The liability is due on demand and carries no interest.

Subsequent to Inception, the CEO advanced an additional $13,243 to the Company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' DEFICIT

The Company is authorized to issue 25,000 shares of Class A voting common stock and 5,000 shares of Class B non-voting common stock, both with no par value. Upon Inception, the Company issued 20,000 shares of Class A common voting stock to its founders.

NOTE 6 – SUBSEQUENT EVENTS

See Note 3 for subsequent related party transactions.

The Company has evaluated subsequent events that occurred after September 1, 2017 through December 8, 2017. There have been no other events or transactions during this time that would have a material effect on the Company's financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



FireBot Inc. is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

▶ PLAY VIDEO

27
Days Left

58
Investors

$28,160.00
Raised of $9.9K - $107K goal

[Invest Now]   ❤

$110.00 minimum investment

FireBot Inc.
A Device to Detect & Stop Fires

● Small OPO   🏠 Lorton, VA   🏷 Consumer Products   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   [Share]







Bag is to hold 64 OZ of fluid

Help Extinguish Home Fires
Invest in FireBot

A recent report by the **National Fire Protection Association** sheds startling light on a potential danger nearly everyone faces on a daily basis: home fires involving cooking equipment. **"Ranges or cooktops, with or without ovens, accounted for the majority (62%) of home cooking fire incidents and even larger shares of civilian deaths (88%)."** (Source)

While building codes in commercial kitchens have required fire suppression systems for many years (Source), **residential kitchens are often taken for granted as safe when they could**

Every Year, on Average, Home Cooking Equipment is Responsible for:

- Over **170,000** home fires
- **5,470** bodily injuries
- **510** deaths
- Over **$1.2 billion** in property damage

(Source)

It's Time for a Solution To Prevent Half Of All Residential Fires

FireBot
Fire Suppression Systems

In the U.S. alone, cooking equipment is involved in **nearly half (47%) of all reported home fires!** (Source). Smoke, flame, and water damage take their toll every year on individuals and property. Many times the effect is multiplied in apartments and condo dwellings.

FireBot is a small, battery powered, device that will automatically activate in case of a fire to properly extinguish a stovetop fire to prevent damage and injury.

FireBot inconspicuously attaches to the underside of your range hood, out of sight. It waits until it reads an abnormally high temperature that signals an out-of-control stovetop fire.

Upon activation, it sprays environmentally friendly, non-toxic, water-based fire suppressant to extinguish a fire -- even a grease fire on all four burners. At the same time, it activates an audible warning alarm, sends a z-wave signal to turn the electric or gas to the stove off and notify the owner or monitoring station of activation or even low battery.

FireBot costs $45 to manufacture; FireBot will retail for $165. There are over 100 million kitchens in the United States. If we can place a FireBot in just 1% of those kitchens, that's one-million units sold, which equals $165 million in gross sales, and that's just the U.S.! **We hope we can provide the solution to put an end to this yearly problem.**



The Offering

$110/share of Class B Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $2.3M.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, **please see the Offering Summary below.**

FireBot hopes to reduce home fires, injuries, deaths, and property damage due to the #1 cause of home fires: kitchen stovetop fires.

What We Have Accomplished So Far

We have working models that perform to the same specifications as the final retail model. It is engineered to pass UL-300A certification testing, which means it can keep a four-burner stovetop fire extinguished for a minimum of 5 minutes. U.S. and International Patents have been applied for. **We are on final preparation of our final components, and we have manufacturing facilities ready.**



Successful Live Prototype Test!

This FireBot prototype successfully activated in under 15 seconds and extinguished a real-life fire in a situation exactly like those encountered far too often in unprotected kitchens around the world!

Potential and Traction

- **Apartment and Condominium Management Companies:** Responsible for 30 million units and their occupants, FireBot would solve a problem on many different levels.
- **Range Hood Manufacturers:** Inclusion with new hood installations
- **Home Automation Integration:** Currently a $13 billion market and growing
- **Builders and Fire Restoration Companies:** With over 166,000 ires per year, a Firebot is a good addition to add to every rebuild.
- **Insurance Companies:** We will work toward recommendations and premium discounts to help facilitate sales
- **Boats, RV, Mobile Homes, Military Housing, Aviation:** Additional areas of sales
- **Fire Fighters, Fire Marshals:** Will recommend installations
- **Local, City and State Governments:** To add FireBot to building codes
- **Home Stores and Online Sales:** A highway to reach every home
- **Alarm Companies:** With 1000s of systems sold and monitored, Firebot's a great addition for their safety networks

Our Original Working Prototype



Prototype #2

Original circuit board with battery housing




What Makes FireBot Different?

Everything. With a solid team laying the foundation, **FireBot is poised to be a premier addition to the Smart Home of Today.**



Smart Home Capabilities



Patent Pending



Strong Partnerships



Advanced PyroCool Tech

WiFi / Z-Wave / ZigBee integration is planned to communicate with smart-home hubs, alert if a fire is detected, and shut off gas/electricity to the range automatically. This will make FireBot an attractive target for acquisition by some of the big players in the rapidly expanding smart-home market.

FireBot's patent pending design and delivery system ensure superior fire suppressant coverage, and our low power consumption means batteries will last for years. Our replaceable bladder even allows for refills/reuse. We are working closely with the top patent firm, Baker and Hostetler LLC, for our patents. **Both National and International Patents have been filed.**

FireBot has been working closely with M&M Technology, Harbor Design and Manufacturing, and Clare Controls for invaluable assistance with product design, prototyping and manufacturing. "Flexible, talented and attentive to detail, our assemblers have years of experience for producing quality-conscious work."

PyroCool Fire Extinguishing Additive used in conjunction with our FireBot Fire Suppression delivery device makes an unbeatable combination to extinguish stovetop fires. PyroCool allows us to use a water-based solution that, unlike other chemicals, is environmental friendly and is non-toxic.

Many homes today, especially new constructions wherein residential sprinkler systems are required by code, give the illusion of safety from home fires when nothing could be further from the truth. Home sprinklers, while certainly a great step in the right direction (as shown in the photos below from a NIST report), still leave the victim of a home fire (or their insurance company) with many thousands of dollars in repairs to not only the cooking equipment, but also nearby walls, ceilings, cabinets, countertops, etc.

These types of damages are where FireBot really stands out from the status quo of home sprinkler systems. By reacting to the fire sooner than sprinklers and limiting the area in which it acts, **FireBot prevents many types of damage than one can still expect from traditional fire suppression technologies.**

Without A Suppression System	With Only a Sprinkler System	With FireBot
		Basically no damage!







FireBot is a Necessity for Everyone

Marketing Strategy

Eventually we envision FireBot as a regulatory necessity, much like residential smoke alarms and sprinkler systems have become in many municipalities.

Long terms goals include:

- Lobbying for inclusion in building codes
- Working with kitchen appliance manufacturers to have FireBot technology built into all new range hoods.

In the short-term we are focusing on 30 million multi-family housing (apartments, condos, assisted living facilities) both through:

- Direct sales
- By working with insurance companies

We want to be able to provide property owners with lower premiums in exchange for installing FireBot in their units. With all the money that goes into replacing damaged property after home fires, **this is a win-win for all parties involved.**

There are **over 100 million** kitchens in the U.S. alone. If we can sell a FireBot to just 1% of these potential customers, FireBot Inc. would anticipate gross profits of **$120 million**!

Leading Causes of Home Cooking Fires



Range or cooktop
62%
87%
80%
Oven or rotisserie
13%
4%
5%
Portable cooking or warming device
5%
6%
4%
Fires
Civilian deaths
Civilian injuries

Click here to read the full report from the National Fire Protection Agency



Cooking Fires in One- or Two-Family Homes vs. Apartments: 2011-2015
One- or two-family homes
Apartments
Percent of home fires
70%
30%
Percent of all home cooking fires
54%
46%
Percent of fires started by cooking
37%
71%
Percent of deaths from cooking fires
18%
28%
0%
25%
50%
75%

Source: A Report by Marty Ahrens of the National Fire Protection Agency (NFPA), "*Home Fires Involving Cooking Equipment,*" November 2017.

Some Logical Thoughts in Today's Illogical World

Residential fires caused by stovetop fires cause $1.1 billion worth of damage per year, 480 deaths, and 5,000 injuries. Displacements of families while repairs are being made while incurring deductibles and temp-housing costs lead to the loss of millions of dollars more.

We already spend money to prevent and contain fires. We use sprinkler systems, commercial range hood systems, smoke detectors, state-of-the art fire departments and all sorts of UL fire ratings for locks, doors and construction.

Why not just stop the fire before it starts? When you install FireBot, you have an instant device to not only warn but also extinguish a fire.

We have all kinds of wonderful car safety devices, costing thousands per car, and we of course are glad to pay. **Why not add a $165 device to your stovetop to save billions of dollars in damage, deaths, and injury?**

If FireBot is installed in all kitchens it would cut residential fire department responses in half. City, County and city budgets would love FireBot savings. Consumers and Insurance Companies save money and heartache.

So, Invest in Firebot Today!



verified by crowdcheck
FireBot, Inc.
Expires May 27, 2018

Firebot, Inc. has received a **Verified Check from CrowdCheck** for the purposes of raising $388,300 in an offering of the company's Class B Non-Voting Common Stock on StartEngine (the "Offering"). The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state, and meets all legal requirements to seek investment through an online securities offering. The Verified Check confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF. In conducting the Verified Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company. The Verified Check additionally looks for evidence to confirm material assertions made by the company in the Form C filed by the company. CrowdCheck has been able to obtain sufficient evidence from Firebot, Inc. and outside sources to provide Firebot, Inc. with a Verified Check.



Concept Initiated

The FireBot idea is born at a meeting of friends in Baltimore, MD



Applied for U.S. Patent

International patent applications filed in September 2017



Test Kitchen Construction Completed

We now have the perfect place to simulate kitchen fires



FireBot, Inc Created

Mark Baldino's idea is now a full-fledged company



Second Generation Circuit Board

More features, half the size, and a separate battery pack



FireBot Raises Needed Capital!

FireBot is able to obtain UL-300A certification, hire

May 2015

October 2016

October 2016

FireBot™

Firebot Trademarked

February 2017



First Prototype

and fine tune the FireBot

June 2017

July 2017

StartUpalooza

FireBot wins at Startupalooza !

FireBot impressed at this D.C. angel investor pitching event and won a spot in the NYC VC and Angel Convention worth approx. $3,500

September 2017

November 2017

November 2017



Our Final Prototype is Complete

A completely assembled, working prototype unit proves the FireBot concept.

February 2018

FireBot Launches on StartEngine!

FireBot seeks to raise $388,300 in equity crowdfunding

2018

salespeople, and begin selling (ANTICIPATED)

Meet Our Team



Mark Baldino

President, Treasurer, Director, and Co-founder

Mark Baldino is the inventor and President of FireBot since September 6, 2017. He has also served since 1992 as President of Baldino's Electronic Security and Vice President of Baldino's Lock and Key, regional locksmith and security companies serving the DC, Baltimore metro areas with 15 locations and 85 employees and yearly revenue of over 10 million dollars. Mark graduated from Virginia Tech where he ran varsity X-Country and Track and Field all four years. He is married with 3 children. He has been a director of Firebot since September 6, 2017.



Pat Riordan

Vice President, Secretary, Director, and Co-founder

Acting as Mark's right-hand man, Pat has many responsibilities as a co-founder of FireBot. A web developer by trade, Pat is focused primarily on FireBot's web presence and marketing strategies. Pat brings over a decade of experience across a wide spectrum of technical specialties, ranging from software development to electronics design to SEO, and is an invaluable asset. Pat has been employed by Baldino's Lock and Key, Inc., a locksmith and security company, as a Web Developer, from March 2010 to the present, and has also been working for FireBot as VP, Secretary, and Director since September 6, 2017. Pat holds a Bachelor of Science degree in Computer and Information Science from the University of Maryland University College.

Offering Summary

Maximum 972 shares of Class B Non-Voting Common Stock ($106,920)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 90 shares of Class B Non-Voting Common Stock ($9,900)

Company	FireBot, Inc.
Corporate Address	8816 Hampton Station Ct Lorton Va 22079
Description of Business	Manufacturer of stovetop fire suppression system
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$110
Minimum Investment Amount (per investor)	$110

The 10% Bonus for StartEngine Shareholders

FireBot, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Non-Voting Common Stock at $110 / share, you will receive 1 Class B Non-Voting Common Stock bonus shares, meaning you'll own 11 shares for $1,100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company does not anticipate any irregular use of proceeds from this offering.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Progress with Circuit Board

3 days ago

Thanks to your investment we are progressing on our commercial version of our circuit board. We are adding Z wave communications and making the board snap in with all components soldered on vs wire connectors making installation possible in 2 seconds to the housing. We should have design specs to M&M

Technologies(board manufactures) to produce prototypes for testing. Housings and Suppressant bag configurations are also in process. Will fill you with drawings as soon as finalized. MB

Notice of Funds Disbursement

22 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, FireBot Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in FireBot Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Update On FireBot Development

23 days ago

We are getting design specs for 5 pieces, the sled thin profile housing, the pump housing, and the suppressant bag housing. We want to make them independent structures but also able to unitize them together. The thought is we can reconfigure as needed to fit different stovetops and stovetop different applications. Next the extension tubes and last but not least the vector manifold. Next on the list suppressant bag and quick connect fittings along with circuit board modifications upgrade. All we need with the pump is custom compression fittings so our tubing can fit tightly on the pump apertures. Pretty far with using only 6K.

 With 65K we will have completely working commercial models

Fund Raising Update

23 days ago

Fund Raising Update

We are in process of starting the development of the commercial components for the production of FireBot thanks to all who have purchased shares. We have hired a company to do created detailed specs and drawings ($6000) for each of our components we need. Once done we will seek out vendors to create each part for our retail product, with detailed specs we can use multiple vendors or select ones with best quality, speed or value.

We are also preparing an email blast to go out to 240,000 firefighters, insurance agents and apt and condo management companies. Time to open the funnel. If we get 3000 buying one share we will be there financially. That would be the way to go not only spreading out the opportunity but also it allows allied partners to be a part of FireBot

Also I am presenting at Startup Social April 19th. Plus lining up presenting at other Angel and VC functions. You never know.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, FireBot Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in FireBot Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Component Development

about 1 month ago

Thanks to all for initial investment, FireBot is able to move forward in product development and design.

We are currently designing an all-in-one electronics package that I have nicknamed the "sled." It consists of an extended circuit board with a thin, low-profile housing. The "sled" unit can be attached directly to the range hood or microwave with the pump and suppressant bag mounted elsewhere. Most importantly, the "sled" can be assembled much more quickly, as all of the sensors and electronics are attached to a single board that is simply snapped into the housing.



Our other new innovation is a vector manifold chamber, which is used to change the direction of the suppressant from the pump to the spray nozzle(s). Its design is so unique that I unfortunately can't tell you more until the patent for it is filed with the USPTO, but I can assure you that it is cool. This design has never been done before, solves a problem, and is inexpensive to make. This only adds to the list of significant competitive advantages FireBot will bring to the market, and further cements our belief that FireBot will be a success.

To continue growth we will now open up the investment funnel to over 27,000 fire departments across the country, with a total of over 1.5 million firefighters. We only need 3,000 individuals to buy one share each in order to fully reach our goal and **there are only a limited number of shares available!** FireBot currently works, is tested to meet UL-300A benchmarks, and will fill a huge void in the fire prevention world. Our hope is that it won't take long to sell out the remaining shares and reach our funding goals.

Please take advantage of this early notification to buy additional shares before they are gone. And tell a friend. You can be part of this wonderful mission to save lives, prevent injury and eliminate property damage.

Thanks Mark

Development progressing- New Sled design for electronics

about 2 months ago

One of the more innovative features our product laboratory has come up with is a low profile electronics sled. In it, we will house the circuit board, batteries, temperature sensors, piezo alert and LED light. This low profile electronics package is idea for mounting underneath of decorative hoods, microwave range hoods as well as your standard range hoods. The pump and suppressant can be in a different housing in the vent fan area, in the wall or even up to10 feet away. Note, the sled is also good for lower production costs and streamlined installation. Easy to mount with just two wires to the pump and you are ready to go. However, the manufactures do not do the prototype work for free. So even off to a good start we are progressing as fast the budget will allow so tell your friends.





FireBot update 03/06/2018

about 2 months ago

FireBot update 03/06/2018

A Big Thank You

It has only been 7 days on StartEngine and the response has been fantastic. Our fundraising is progressing along at an amazing rate. Dollars are adding up, thank you again for all the trust in have in FireBot.

Your early support has enabled us to start development of our commercial product. We are setting up the final parameters of our commercial product. We will post pictures of design mock-ups for you to view progress.

If you haven't invested yet, invest what is comfortable one share, or many all are greatly appreciated. If you have, be sure to pass the word about FireBot to friend.

Attracting Investors to get the job done. (Our product to market)

We have sent FireBot alerts for investment to friends, family and fans to help get us to our funding goal. They will add to our early totals.

Through our StartEngine site we have also been contacted this past week by two large fundraising groups and given the chance to present the FireBot story and possibly raise additional capital via their angel and venture capital members:

Commercialization Center for Innovative Technologies (CCIT)
675 US Highway One
North Brunswick, NJ 08902
Presentation: Monday March 5th, 2018 at 4:00 PM
Better Methods Raising Angel Capital
http://entreuniv.org/

Angel Venture Fair
Union League
140 S Broad St
Philadelphia, PA 19102
Presentation: May 4th 2018
https://www.angelventurefair.com/

Seeing Into The Future

We feel we have a similar product with the same potential as the Nest Thermostat (bought by Google for 3.2 billion dollars) and, just recently, the Ring Door Bell (purchased by Amazon for 1 billion dollars).

Even with this strategy in mind, we believe FireBot has a huge potential to succeed on it's own. There is a market of over 100 million kitchens in the US alone. If we are good enough to place FireBot in just 30% of those kitchens, that would translate to estimated 5 Billion dollars in sales. That would also suffice.

Our main goals for FireBot are as follows:

- A commercial-ready product when funding reaches $65k
- A UL-300A rating with $35k - $75k additional funding ($100k - $140k total)
- A dividend *at least* equal to your investment paid when FireBot sells its 10,000th unit

Please follow the link to FireBot on Start Engine: https://www.startengine.com/firebot. We would love to have every one of you on board with us for this exciting journey.

Comments (20 total)

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Mark Baldino FireBot Inc. - Issuer 3 days ago
Hi james, The suppressant bag comes pre filled with the correct mixture water and suppressant. If used the old bag can be twisted off and new one inserted without replacing the unit. The suppressant we have tested with is Pyrocool it has a shelf life of five years based on the manufacture documents. Right now we are gearing the batteries to match bag replacement with the first generation FireBot. Both will need to be replaced based on current knowledge. The battery life is based on our engineers calculation on standby current use for monitoring plus always leaving enough to power the pump. If in any case the power level drops below required level of voltage needed for pump a low battery supervisory is activated with piezo chirps and LED blinking. 10 Year battery life is possible with the addition of extra cells but we are not sure at this time if necessary. We are currently incorporating z-wave communications in board 3 rendition and are working with Claire Controls for needed protocols for communications to electric and gas shunt switches to kill the heat source plus reporting of all conditions to central monitoring. My thanks to all of our investors to make this possible. Final housing design is also underway for injection molding. MB

James Hayes 3 days ago
Hello, Once FireBot has been activated and released its suppressant liquid. Would the whole unit need to be replace or can the suppressant bag in of itself be replaced? If the FireBot is not linked to a monitoring service, is there an alert (audio/visual) that the battery needs replacing? And will it have the 10 year batteries that smoke detectors have now? Does the suppressant liquid have an expiration? And if yes, how was this determined? Thanks in advance.

Mark Baldino FireBot Inc. - Issuer a month ago
Hi Barron, Just requested today partial funds released for component configuration and the patent costs for vector chamber which basically changes the direction of water flow and to attach nozzles, extensions, the pump easily. I have contracted with a company ($6000) for complete drawings of all the components plus 3D compliant CAD drawings. With this we can produce all the pieces needed to assemble FireBot. Although money is minimal it should be enough for the next 60 days. In the meantime I have a couple promising investors who could close out the $388,300 So we can complete the three phases, 65K for a ready to produce product, 35K to 75K UL300A certification. the rest for sales and marketing. We are getting ready to send an Email blast about Firebot to 240,000 firefighters, Insurance agents and Apt and Condo Management companies for awareness but also for possible investment. The Good news there if they are smart enough to invest, I'm pretty sure they will endorse and install FireBot. Remember al we have done so far is Posted FireBot on StartEngine and the response has been super. But I am increasing the size of the funnel. MB

Barron Thompson FireBot Inc. - Potential Investor a month ago

Baron Thompson **FireBot Inc. - Potential Investor** a month ago
I invested $110.00 a month ago 2/2018 will I be included, funds still in my acct. Thank You

Baron Thompson **FireBot Inc. - Potential Investor** a month ago
I invested $100.00 a month ago 2/2018 will I be included ?

Mark Baldino **FireBot Inc. - Issuer** 2 months ago
Hi the fire suppressant is non toxic and biodegradable, cleans up with a wash cloth or paper towels. Insurance companies we have talked to about a premium discount and they said yes, possible but in order to receive that we have to have FireBot pass UL300A. In essence with a yearly discount it makes the installation of FireBot now Free. FireBot can easily pass the standards of UL300A of course they charge 35-75 K. One reason we are raising money.

Doug Cristafir 2 months ago
Yes...this is awesome. Just bought a home last year. Got fire extinguishers....but !!!!!!! Myself and my daughter have had our share of stovetop 'almost' catastrophes. Looked at your competition...BUT StoveTopFireStop doesn't seem to address the immediate danger as well as yours. Will be considering your company shortly to buy into. Will also check with USAA for considering a discount for insurance with this device. The cost is reasonable as well for the retail side. And even if it makes a mess...totally worth the cleanup...instead of smoke and fire damage $$$$.

Mark Baldino **FireBot Inc. - Issuer** 2 months ago
To prevent false alarms we have two temperature sensors. They require an adjustable temperature set point to trigger the device. It can range from 180- 250 D F. Factors would be electric or gas stove and distance above stovetop to the range-hood. Also built in is .6 seconds where the temperature must be a measured constant to prevent false alarms from just a flare up.

Pamela Gaddie 2 months ago
Has the unit ever gone off accidentally or prematurely? If so how do you prevent this from happening? If it does go off and someone is cooking underneath it what will happen to that individual physically?

Mark Baldino **FireBot Inc. - Issuer** 2 months ago
To Aaron, the retail cost would remain relatively the same, just a little higher for custom models. In some cases manufacturers help may be necessary for some decorative range hoods. and possible professional installation may be necessary for in-counter or wall if tile or marble countertop is already installed.

Mark Baldino **FireBot Inc. - Issuer** 2 months ago
It is installed with magnets just clips on battery operated, stainless steel it can be attached by screws or adhesive pads. The housing can be configured to to various dimensions for different manufacturers. For unconventional range hoods, decorative, in counter, FireBot can be mounted anywhere, under counter, in the wall behind the stove, as the pump has a ten foot draw, All that needs to be exposed is the spray nozzle and temp probe, Different configurations of the nozzle for top, side, and even in counter where the nozzle acts much like a lawn sprinkler.

Aaron Van Arsdale 2 months ago
1. Does it have to be professionally installed? If so, have you researched the average installation cost?
2. Is there a solution for kitchens without a range hood and would that be an additional cost?

Mark Baldino **FireBot Inc. - Issuer** 2 months ago
Correction the competitors website is: https://stovetopfirestop.com/

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VIDEO TRANSCRIPT (Exhibit D)

(FireBot)

(FireBot: A Simple Solution For Stovetop Fires)

FireBot Suppression Systems technology to extinguish stovetop fires.

(The Problem)

(Stovetop Fires Cause 50% of All Residential Fires)

Half of all home fires start on kitchen stovetops.

(The Problem)

(166,100 Reported Stove Top Fires Every Year)

166,100 reported stovetop fires every year.

(The Problem)

(They Cause 480 Deaths)

480 deaths.

(The Problem)

(Injure Over 5,540 People)

5,540 injuries.

(The Problem)

(And Cost 1.1 billion dollars in damage)

1.1 billion dollars in damage.

(Solution FireBot)

(FireBot is a Low-cost device that will automatically activate to properly extinguish a stovetop fire.)

Solution – FireBot. Let's stop Stovetop fires.

(FireBot is...)

A patent pending battery operated device with a 5-year life that can both warn and extinguish a fire automatically.

(FireBot is...)

Upon activation, FireBot sprays a fire suppressant to extinguish even a grease fire, on all four burners.

(FireBot installs in seconds, no tools required!)

FireBot, easily installed by clipping on to any brand range hood.

Installed, Ready to Protect.

(5 Minute UL300A Qualification Test)

(FireBot 5 Min Test)

(Start)

(40 sec)

(1:30 min)

(2:00 min)

(2:30 min)

(3:00 min)

(3:30 min)

(4:30 min)

(5:00 min)

(Total time 5:20 min)

(Time Lapse)

FireBot activates at 195 degrees, pulses for 20 seconds to extinguish a fire, and then every half-minute for 2 seconds to ensure it stays out.

(Coverage Test FireBot Covers All 4 Burners And More Found On Residential Stovetops)

FireBot saturates the entire stovetop and more.

(Complete Saturation)

Ample fire suppressant is delivered.

(Coverage Area Plus)

(Off Center Nozzle Mount)

(Coverage Well Beyond All Four Burners)

Measurement of dispersal area shows coverage even beyond the stovetop.

(Components And Production Facility Are Nearing Readiness)

OEM components are being engineered and our manufacturing facility is ready.

(FireBot)

(The New Way to Control Unwanted Fires)

FireBot installation, effective in its purpose, will eliminate half of all home fires.

(Who Will Our Customers Be?)

(Apartment and Condominium Management Companies)

Apartment and Condo management companies control 30 million units.

Fires are a major concern - one fire may damage many units.

(Who Will Our Customers Be?)

(Home Stores and Online Sales)

If each Home Improvement store sold only one FireBot per month that would generate $5,760,000 in gross profit. Online sales could generate greater revenue.

(Who Will Our Customers Be?)

(Builders and Fire Restoration Companies)

Over 166,000 stovetop fires occur every year, do you think 10% of those victims would buy FireBot?

(Who Will Our Customers Be?)

(Range Hood Manufacturers)

Manufacturers will incorporate FireBot in their housings.

(Who Will Our Customers Be?)

(Alarm Companies Will Help with Additional Sales)

With hundreds of thousands of sales per year, we are hoping a FireBot would be included with each one. Alarm Companies, with hundreds of thousands of sales per year, we are hoping a FireBot would be included with each one.

(Who Will Our Customers Be?)

(Boats, RV, Mobile Homes, Military Housing, Aviation)

Fires can break out anywhere. Firebot would add a layer of security they currently do not have.

(Who Will Our Customers Be?)

(Insurance Companies Will Use Their Influence to Facilitate Sales)

Insurance Companies will facilitate sales for enhanced safety, and should encourage installations by premium discounts.

(Who Will Our Customers Be?)

(Fire Marshals, Firefighters, State and Federal Government, Military Will Recommend FireBot)

Fire Marshals, Firefighters, and Governments will recommend and endorse. The hope is FireBot will be added to building codes much as smoke detectors.

(FireBot Needs Your Help)

FireBot needs your help. We are seeking money to finalize components, UL 300A certification, initial marketing and prepare for our first goal of 10,000 units.

(FireBot: A Simple Solution For Stovetop Fires)

Be a part of FireBot. Invest in a safety device that can stop half of all home fires. Thank You.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

Office of the Clerk

September 1, 2017

ANDREW BISULCA
LAW OFFICE OF ANDREW C. BISULCA, P.C.
3174 GOLANSKY BOULEVARD
SUITE 101
WOODBRIDGE, VA 22192

RECEIPT

RE: FireBot, Inc.

ID: 0822294 - 5

DCN: 17-08-31-5942

Dear Customer:

This is your receipt for $125.00, to cover the fees for filing articles of incorporation with this office.

This is also your receipt for $100.00 to cover the fee(s) for expedited service(s).

The effective date of the certificate of incorporation is September 1, 2017.

If you have any questions, please call (804) 371-9733 or toll-free in Virginia, 1-866-722-2551.

Sincerely,

Joel H. Peck

Joel H. Peck
Clerk of the Commission

CORPRCPT
NEWCD
CIS0368

From: SCCeFile
Sent: Thursday, August 31, 2017 12:25 PM
To: eFile_Legal
Subject: 1708315942 - FireBot, Inc.

EXPEDITE

170831 5942

Document Control No.: **170831 5942** CBB

Document Type:	Articles of Incorporation (New Virginia Stock Corporation)
Company Name:	FireBot, Inc.
Name Distinguishable?:	Yes / No
	Conflict ID ______________

Requested Processing:	**Next Day**
Evidence Return:	**Email**

Submitted Date:	08/31/2017 12:25 PM
Amount Paid to SCC:	$225.00

Contact Name:	Andrew Bisulca
Firm Name:	Law Office of Andrew C. Bisulca, P.C.
Address:	3174 Golansky Boulevard Suite 101
City/State/Zip:	Woodbridge, Virginia 22192
Country:	United States of America
Phone:	(703) 763-3951
Email:	abisulca@ablawoffices.com

CHARTER FEE	50	**Special Effective Date/Time**
FILING FEE	25	
EXPEDITE FEE(S)	100	INDUSTRY CODE: __________
TOTAL FEES	175	SEND COPY TO: __________
INITIALS/DATE	micki 9/1/17	

0822294-5

1

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, SEPTEMBER 1, 2017

The State Corporation Commission has found the accompanying articles submitted on behalf of

FireBot, Inc.

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF INCORPORATION

be issued and admitted to record with the articles of incorporation in the Office of the Clerk of the Commission, effective September 1, 2017.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By Judith Williams Jagdmann



Judith Williams Jagdmann
Commissioner

CORPACPT
CIS0368
17-08-31-5942

ARTICLES OF INCORPORATION

OF

FIREBOT, INC.

I, the undersigned natural person, hereby form a stock corporation under the provisions of chapter 9, Title 13.1, of the Code of Virginia, and adopt articles of incorporation for such corporation as follows:

ARTICLE I. NAME

The name of the corporation is: FireBot, Inc.

ARTICLE II. PURPOSE

The purpose of this corporation is the transaction of any and all lawful business not required to be specifically stated in these articles.

ARTICLE III. CAPITALIZATION

The corporation shall have authority to issue 25,000 shares of Class A voting common stock of no par value and 5,000 shares of Class B non-voting common stock of no par value.

ARTICLE IV. REGISTERED AGENT AND OFFICE

The company's registered office, which is the business office of the initial registered agent, shall be located at 3174 Golansky Boulevard, Suite 101, Woodbridge, Virginia 22192, in the County of Prince William. The initial registered agent of the company at the above address is Andrew C. Bisulca, who is a resident of Virginia and a member of the Virginia State Bar.



August 31, 2017
Dated

Andrew C. Bisulca, Incorporator